Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SEATTLE GENETICS, INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting President and Chief Executive Officer of Seattle Genetics, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on July 15, 1997.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation amends Article IV(A) of this corporation’s Fourth Amended and Restated Certificate of Incorporation to read in its entirety as follows:

“(A) This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred Fifty-five million (155,000,000) shares, each with a par value of $0.001 per share. One Hundred Fifty million (150,000,000) shares shall be Common Stock and Five million (5,000,000) shares shall be Preferred Stock.”

4. The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

Executed at Bothell, Washington on August 5, 2008.

/s/ Clay B. Siegall
Clay B. Siegall President and Chief Executive Officer